                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280



         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

                         SUPPLEMENT TO INCOME STATEMENT

BELDEN INC.
SUPPLEMENT TO CONSOLIDATED INCOME STATEMENTS


                                                           Three Months Ended                      Twelve Months Ended
                                                                12/31/03                                 12/31/03
                                                   ------------------------------------    -------------------------------------
                                                    GAAP      Pro Forma                     GAAP       Pro Forma
(in thousands, except per share data)              Reported   Adjustments     Pro Forma    Reported    Adjustments     Pro Forma
-------------------------------------              --------   -----------     ---------    --------    -----------     ---------
Revenues                                           $208,592   $        --     $ 208,592    $ 826,521   $        --     $ 826,521
Cost of sales                                       181,015          (590)      180,425      712,166        (3,795)      708,371
    Gross profit                                     27,577           590        28,167      114,355         3,795       118,150
Selling, general and administrative expenses         26,702           974        25,728      108,462         3,294       105,168
Other operating expense                              89,417       (89,417)           --       89,769       (89,769)           --
    Operating earnings                              (88,542)       90,981         2,439      (83,876)       96,858        12,982
Interest expense                                      2,865                       2,865       12,299                      12,299
    Income/(loss) before taxes                      (91,407)       90,981          (426)     (96,175)       96,858           683
Income tax (benefit) expense                        (32,895)      (32,206)         (689)     (35,445)      (34,139)       (1,306)
    Net income (loss)                              $(58,512)  $    58,775     $     263    $ (60,730)       62,719     $   1,989
Basic earnings/(loss) per share                    $  (2.32)  $      2.33     $    0.01    $   (2.41)  $      2.49          0.08
Diluted earnings/(loss) per share                  $  (2.32)  $      2.33     $    0.01    $   (2.41)  $      2.49     $    0.08

Weighted average number of common shares
  & equivalents:
    Basic                                            25,238        25,238        25,238       25,158        25,158        25,158
    Diluted                                          25,238        25,238        25,238       25,158        25,158        25,158

THREE MONTHS ENDED DECEMBER 31, 2003


                                               Electronics    Communications     Other            Total
                                               ------------   --------------  ------------    ------------
Reported operating earnings/(loss)                   10,231        (95,581)         (3,192)        (88,542)
Severance and other related benefits expense          1,070            494              --           1,564
Asset impairment charges                                 --         92,400              --          92,400
Bad debts                                                --             --              --              --
Sales incentive agreement                                --         (2,983)                         (2,983)
                                               ------------   ------------    ------------    ------------
Pro forma operating earnings/(loss)                  11,301         (5,670)         (3,192)          2,439
                                               ------------   ------------    ------------    ------------





TWELVE MONTHS ENDED DECEMBER 31, 2003

                                               Electronics    Communications     Other           Total
                                               ------------   --------------  ------------    ------------
Reported operating earnings/(loss)                   32,163       (104,524)        (11,515)        (83,876)
Severance and other related benefits expense          5,995            494              --           6,489
Asset impairment charges                                352         92,400              --          92,752
Bad debts                                               600             --              --             600
Sales incentive agreement                                --         (2,983)                         (2,983)
                                               ------------   ------------    ------------    ------------
Pro forma operating earnings/(loss)                  39,110        (14,613)        (11,515)         12,982
                                               ------------   ------------    ------------    ------------

                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   Additional Information And Where To Find It

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        Participants in the Transaction:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.



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